May 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

RE:	Entoro Gray Swan Fund (File No. 333-238462)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Entoro Gray Swan Fund (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-238462 (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed offering of shares of beneficial interests of the Company. The Registration Statement was originally filed with the Commission on May 18, 2020.

The Company’s Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Gerald Francese of Locke Lord LLP, at 212-912-2744.

Sincerely,

/s/ James C. Row
James C. Row
President, Principal Executive Officer and Trustee